Michael Rafter Direct: 404-572-6745 Fax: 404-572-6999 michael.rafter@bryancave.com

March 25, 2009

Securities and Exchange Commission

Washington, DC 20549

Attn:	Michael R. Clampitt
Mail Stop 4561

Re:	The Money Tree Inc.
Registration Statement on Form S-1
Filed March 5, 2009
File No. 333-157701

Dear Mr. Clampitt:

We refer to the comment letter dated March 13, 2009, issued by the staff of the Division of Corporation Finance with respect to the Registration Statement on Form S-1 of The Money Tree Inc. (the “Company”) of the Company’s Series B Variable Rate Subordinated Debentures (the “Debentures”).

For your convenience, we have copied the comments into this letter and included the related response below each comment.

Registration Statement on Form S-1

Questions and Answers, page 1

Comment:

Q: What will you do with the proceeds raised from this offering? page 3

1.	Please revise the first bullet point in the answer to this question to disclose the amount of proceeds the company intends to use to redeem each series of debentures and demand notes referenced in the answer. Please revise the “Use of Proceeds” disclosure on page 17 accordingly.

Response: While we appreciate the Staff’s comment related to disclosing the amount of proceeds the company intends to use to redeem each series of debentures and demand notes, we believe that any attempt to estimate the amount of proceeds that will be used to redeem Debentures and Demand Notes would be arbitrary and potentially misleading to investors. First, the Company cannot predict

Securities and Exchange Commission

March 25, 2009

how much, if any, of the Debentures will be sold in the offering. Second, the Company cannot predict with any certainty the amount of Debentures and Demand Notes that will be redeemed during any period of time. While the Debentures mature in four years, they are automatically extended for another four-year period unless the investor decides to redeem them. In addition, investors may redeem at their option at the end of any interest adjustment period which could also be at the end of every year or two years during the possible eight year extended term. Debenture holders may also request redemption at any time subject to an interest penalty and the company’s rejection. The Company has not previously redeemed any Debentures and Demand Notes at its option. Finally, of course, the Demand Notes may be redeemed by investors at any time. Accordingly, it is nearly impossible to predict with any accuracy whatsoever how much proceeds will be used to redeem the Debentures or Demand Notes in any given year. The only certainty is the amount of Debentures that will be redeemed by the Company after the maximum eight-year holding period (i.e., original maturity plus the automatic four year extension). All other redemptions are in the discretion of the holder and cannot be predicted. For the reasons described above, we would not be comfortable setting forth any specific allocation of use of proceeds for redemptions. However, in order to attempt to address your concern, we have added a maturity chart to the “Use of Proceeds” section setting forth the scheduled redemptions of Debentures showing the amount of Debentures expiring after the maximum eight-year holding period.

Risk Factors, page 10

General

Comment:

2.	We note the disclosure in your Current Report on Form 8-K filed on November 24, 2008 regarding errors in previously issued unaudited consolidated financial statements and the company’s decision to amend three Quarterly Reports on Form 10-Q. We also note the company’s decision to terminate its public offerings of debentures and demand notes as a result of the financial statement errors. Please revise to include risk factor disclosure discussing the recent financial statement amendments, the resulting termination of an offering substantially similar to this one and the risks related thereto.

Response: We have revised the “Risk Factors” section of the prospectus to include the following risk factor disclosure:

“If we find errors in our previously issued financial statements, we may choose to suspend our offerings of demand notes and debentures until such time as the financial misstatements can be corrected, and if correcting those errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected.

Securities and Exchange Commission

March 25, 2009

On November 18, 2008, we concluded that the previously issued unaudited consolidated financial statements contained in our Quarterly Reports on Form 10-Q, for each of the first three quarters for fiscal year 2008, should no longer be relied upon because of an error in the statements. We subsequently filed amended Quarterly Reports on Form 10-Q to accurately reflect our restated financial position and results of operations, and we terminated our public offerings of Series A Variable Rate Subordinated Debentures (SEC File No. 333-122531) and Subordinated Demand Notes (SEC File No. 333-122533), which offerings were set to expire under Securities and Exchange Commission rules on December 1, 2008. The error in the financial statements was, in part, caused by a material weakness in our internal control over financing reporting. In the future, if we conclude that our previously issued financial statements contain errors and cannot be relied upon, we may suspend the sale of debentures and demand notes under our current offerings until such time as the errors are corrected. If correcting these errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected.”

As we believe this revised disclosure fully addresses your comment, we respectfully request that you clear this comment.

Comment:

3.	We note the conclusions in your Annual Report on Form 10-K for the fiscal year ended September 25, 2008 that the company’s disclosure controls and procedures and internal control over financial reporting were not effective due to a material weakness in internal control over financial reporting. Please include risk factor disclosure highlighting these conclusions and discussing the risks related thereto.

Response: We have revised the “Risk Factors” section of the prospectus to include the following risk factor disclosure:

“Our internal controls over financial reporting may not be effective in preventing or detecting misstatements in our financial statements, and if we fail to detect material misstatements in our financial statements, our financial condition and operating results could be severely and negatively affected.

During our fiscal year ended September 25, 2008, we concluded that our system of internal controls over financial reporting contained a material weakness and was not operating effectively. This resulted in errors in our previously issued quarterly financial statements. There can be no assurance that, in the future, our system of internal controls would detect misstatements in our financial statements. If we fail to detect material misstatements in our financial statements in the future, our financial condition and operating results could be severely and negatively affected.”

Securities and Exchange Commission

March 25, 2009

As we believe this revised disclosure fully addresses your comment, we respectfully request that you clear this comment.

Subsequent Events, page 36

Comment:

4.	We note the disclosure that cash and cash equivalents decreased to $3.8 million by January 25, 2009. Please revise to disclose cash and cash equivalents as of the most recent practicable date. Please also revise your risk factor disclosure to highlight your current cash position and the risks related thereto.

Response: While we appreciate the Staff’s comment related to disclosure of cash and cash equivalents as of the most recent practicable date, the cash and cash equivalents balance of $3.8 million at January 25, 2009 is the most current information available. The Company is currently compiling the financial statements for the fiscal month ending February 25, 2009, and the anticipated completion date for this period is no later than March 31, 2009. We have revised the risk factor disclosure highlighting our current cash position and the risks related thereto. We respectfully request that you clear this comment.

Determining Named Executive Officer Compensation, page 56

Comment:

5.	We note the disclosure in the second paragraph on page 56 that market data for comparable companies is factored into the company’s compensation decisions to named executive officers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Response: We have revised the disclosure in the “Determining Named Executive Officer Compensation” section of the prospectus to identify component companies that make up our compensation peer group and the criteria by which we chose these companies. The revised disclosure now reads as follows:

“Our determination and assessments of executive compensation are primarily driven by the following four factors: (1) market data based on the compensation levels, programs and practices of certain other comparable companies for comparable positions, (2) our financial performance, (3) the Named Executive Officer’s performance, and (4) the Named Executive Officer’s tenure. We believe these four factors provide a reasonably measurable assessment of executive performance in light of building value and creating a healthy financial position for us. The comparable companies that we analyze when making compensation decisions, and which comparable companies operate in similar markets with similar target customers, include 1st Franklin

Securities and Exchange Commission

March 25, 2009

Financial Corporation, Pioneer Financial Services, Inc. and World Acceptance Corporation. Each of these comparable companies are regulated by most, if not all, of the same statutes, rules and regulations which affect us. Other comparable companies that we review are CapitalSouth Bancorp, a financial institution in Alabama with net income levels similar to ours, and PAB Bankshares, Inc., a Georgia-based financial institution with branch locations in several of the cities in which we operate. We rely upon our judgment about each individual Named Executive Officer, and not on rigid formulas or short-term changes in business performance, in determining the amount and mix of compensation elements and whether each particular payment or award provides an appropriate incentive and reward for performance that sustains and enhances our long-term growth.”

As we believe this revised disclosure fully addresses your comment, we respectfully request that you clear this comment.

Description of Debentures, page 60

Comment:

6.	Please revise the last paragraph on page 60 to state that the company has summarized all terms of the indenture that are material to the debentures. Please also revise to eliminate the use of capitalized terms by reference to the indenture.

Response: We have revised the disclosure in the “Description of Debentures” section of the prospectus to eliminate the use of capitalized terms by reference to the indenture, and in the last paragraph on page 60, to note that the company has summarized all terms of the indenture that are material to the Debentures. We respectfully request that you clear this comment.

Exhibit 5

Comment:

7.	Counsel may limit reliance on its opinion with regard to purpose, but not person. Please revise the second to last paragraph of the opinion letter accordingly.

Response: Counsel has revised the second to last paragraph of its opinion to limit reliance on its opinion with regard to purpose, but not person. The revised second to last paragraph of counsel’s opinion now reads as follows:

“We do not render any opinions except as set forth above. This opinion letter is being delivered by us solely for your benefit in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. By your acceptance of this opinion letter, you agree that it may not be relied upon, circulated, quoted or otherwise referred to for any other purpose without our prior written consent in each instance.”

Securities and Exchange Commission

March 25, 2009

As we believe this revised disclosure fully addresses your comment, we respectfully request that you clear this comment.

* * *

We trust these responses have addressed your comments. Please do not hesitate to let us know any additional questions or comments that the staff may have. We would be pleased to discuss these responses with the staff by telephone if that would be helpful. Thank you for your consideration of these responses.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

For BRYAN CAVE LLP